SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].
For the fiscal year ended December 31, 2011
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from _______________ to _______________

Commission File Number 001-34605

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OmniAmerican Bank 401(k) Profit Sharing Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OmniAmerican Bancorp, Inc.
1320 S. University Drive, Suite 900
Fort Worth, Texas 76107

OmniAmerican Bank 401(k) Profit Sharing Plan

Financial Report
December 31, 2011 and 2010

OmniAmerican Bank 401(k) Profit Sharing Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Pension Committee
OmniAmerican Bank 401(k) Profit Sharing Plan
Fort Worth, Texas

We have audited the accompanying statements of net assets available for benefits of the OmniAmerican Bank 401(k) Profit Sharing Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

/s/ Crowe Horwath LLP
South Bend, Indiana
June 27, 2012

OmniAmerican Bank 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010
ASSETS

Investments, at fair value (Notes 3 and 4):
OmniAmerican Bancorp common stock	$1,892,018	$1,315,377
Mutual funds	1,737,915	3,466,984
Pooled separate accounts	4,413,373	2,528,235
Collective investment trust	1,195,533	1,320,483
Total investments	9,238,839	8,631,079
Receivables
Notes receivable from participants	267,242	226,485
Net assets, reflecting all investments at fair value	9,506,081	8,857,564

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contract	(27,166)	(26,430)

Net assets available for benefits	$9,478,915	$8,831,134

See Notes to Financial Statements.

OmniAmerican Bank 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2011

Additions to net assets attributed to:
Interest on notes receivable from participants	$10,415
Dividends from mutual funds (Note 3)	79,604
Net depreciation in fair value of investments (Note 3)	(31,984)
Contributions:
Employer	542,570
Participant	905,893
Rollover	510,530

Total additions	2,017,028

Deductions from net assets attributed to:
Benefits paid to participants	1,366,208
Administration expenses	3,039

Total deductions	1,369,247

Net increase in net assets available for benefits	647,781

Net assets available for benefits:
Beginning of year	8,831,134

End of year	$9,478,915

See Notes to Financial Statements.

OmniAmerican Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 1. Description of Plan

The following description of the OmniAmerican Bank 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of OmniAmerican Bank (the Bank). The Plan is intended to satisfy all of the requirements for a qualified retirement plan under the appropriate provisions of the Internal Revenue Code (IRC). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Employees of the Bank who have reached the age of 21 are eligible for participation in the Plan.

Contributions

The Plan allows participants to contribute up to a maximum of 100% of their pretax annual compensation, as defined by the Plan and subject to certain maximum limitations imposed by the IRC ($16,500 for 2011). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, subject to the maximum limit imposed by the IRC ($5,500 for 2011). The Bank may make discretionary matching contributions equal to a discretionary percentage of the participants’ contributions up to 5% of each participant’s annual compensation. For the plan year ended December 31, 2011, the Bank made the maximum 5% matching contribution. The Bank may also make a profit sharing contribution which is allocated to participants’ accounts based on the ratio of the individual participant’s contribution to total participants’ contributions. For the plan year ended December 31, 2011 there was no profit sharing contribution made.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Bank’s matching and profit sharing contributions. Plan earnings are allocated based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their salary deferral contributions plus actual earnings thereon. Vesting in the Bank’s contribution is based on years of credited service as defined in the Plan document. A participant is twenty percent (20%) vested after two years of service, with vesting increasing twenty percent (20%) per year thereafter until fully vested after six years of service. Participants also become fully vested in the Bank’s contribution if employment with the Bank ends because of death, disability, or retirement on or after the date on which the participant attains the age of 65.

Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant may elect to receive the vested interest of their account in the form of a lump sum payment; however, withdrawals of funds from a participant’s account must begin upon attaining age 70½. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump sum distribution.

OmniAmerican Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2011 and 2010

Effective August 26, 2009, the Plan was amended to change the form of distributions such that any portion of a participant’s account that has been invested in the qualifying employer securities fund shall be distributed in-kind in qualifying employer securities, unless the participant or beneficiary elects otherwise.

Forfeitures

At December 31, 2011 and 2010, forfeited non-vested amounts totaled $235 and $15,139, respectively. These amounts are used to reduce employer-matching contributions and/or to pay administrative expenses of the Plan. For the year ended December 31, 2011, forfeitures of $98,365 were used to reduce employer contributions and $498 was used to pay Plan administrative expenses.

Investment Options

Participants must direct their salary deferral contributions to selected investments as made available and determined by the Plan Sponsor. Participants may change their investment options at any time throughout the year via internet or direct phone access to the custodian.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates of 4.25% to 8.25% and 4.25% to 9.25% at December 31, 2011 and 2010, respectively, which are commensurate with local prevailing rates. Loan terms may range from 1-5 years or longer if used to purchase the primary residence of the participant. Principal and interest are paid ratably through biweekly payroll deductions.

Withdrawals Prior to Termination

Participants may withdraw all or a portion of their vested account balance resulting from employer and participant contributions, in accordance with the withdrawal benefits and hardship provisions of the Plan.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

OmniAmerican Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2011 and 2010

Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fully Benefit-Responsive Investment Contracts

While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit‑responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit‑responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Bank and the Plan participants share in the Plan expenses. Plan expenses related to participant distributions, loans, and other withdrawals are deducted from the participants’ accounts or investment income. The remaining Plan expenses are paid by the Bank and do not affect the participants’ accounts. Certain administrative functions are performed by officers or employees of the Bank. However, such officers and employees receive no compensation from the Plan.

Income Taxes

Management has evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and has taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

OmniAmerican Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 3. Investments

The following is a summary of the investment information as of December 31, 2011 and 2010. Single investments representing more than 5% of the Plan’s net assets available for benefits as of December 31, 2011 and 2010 are separately identified.

	2011	2010
Common stock:
OmniAmerican Bancorp, Inc. Common Stock	$1,892,018	$1,315,377
Mutual funds:
Franklin Strategic Income Fund	974,499	742,203
American Funds Fundamental Investment Fund**	—	535,000
Other mutual funds	763,416	2,189,781
Pooled separate accounts:
Principal Lifetime 2020 Account	814,155	679,349
Principal Lifetime 2030 Account	691,153	487,621
Principal Lifetime 2040 Account	798,400	624,691
T Rowe Price Large Cap Growth Account*	481,593	—
Other pooled separate accounts	1,628,072	736,574

Collective investment trust at fair value:
Principal Stable Value Fund (contract value, 2011 - $1,168,367 2010 - $1,294,053)	1,195,533	1,320,483

	$9,238,839	$8,631,079

* Investment is less than 5% of Plan assets at December 31, 2010.
** Investment is less than 5% of Plan assets at December 31, 2011.

During 2011, the Plan’s investment appreciated/(depreciated) in value as follows:

Common stock		$211,833
Mutual funds		(197,419)
Pooled separate accounts		(68,240)
Collective investment trust		21,842

		$(31,984)

During the plan year ended December 31, 2011, the Plan had dividend income of $79,604.

OmniAmerican Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 4. Fair Value Measurements

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the assets or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Following is a description of the valuation methodologies used for assets measured at fair value.

OmniAmerican Bancorp, Inc. common stock: The fair value of publicly-traded common stock is determined by quoted market prices which represent the value of shares held by the Plan at year end (Level 1 inputs).

Mutual funds: The fair value of mutual funds is determined by quoted market prices on nationally recognized securities exchanges which represent the net asset value of shares held by the Plan at year end (Level 1 inputs).

Pooled separate accounts: Pooled separate accounts are valued at the net asset value (NAV) of shares held by the plan at year end as reported by the fund managers (Level 2 inputs). Each of the pooled separate accounts invests either in multiple securities or in single mutual funds which are generally identified in the name of the pooled separate account. Value funds emphasize buying equity securities that appear to be undervalued. Blended funds invest in a mix of value and growth equity securities, with growth equity securities primary goal being capital appreciation, with little or no dividend payout. Real estate funds invest in equity securities of companies engaged in the real estate industry. Balanced funds invest in a mix of stocks and bonds that reflects either a moderate or conservative orientation. Investments in these funds can be redeemed daily upon request and have redemption prices that are determined by the fund’s net asset value per unit.

Collective investment trust - Stable value fund: The fair value of the Plan’s interest in the collective trust is reported at the net asset value of units held by the plan after adjustment to reflect the fair values of the collective trust’s underlying investments, including direct and indirect interests in fully benefit-responsive contracts, based on

OmniAmerican Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2011 and 2010

information reported by the investment advisor using the audited financial statements of the collective trust at year end (Level 2 inputs). The fund invests in conventional, synthetic and separate account investment contracts issued by life insurance companies, banks, and other financial institutions. The fund’s objective is to provide competitive levels of yield consistent with stable fixed-income methodology and the careful and prudent assumption of investment risk providing for preservation of capital, stability and predictability of returns, liquidity to pay plan benefits and high credit quality. Investments in this fund can be redeemed daily after a 30-day redemption notice period.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011 and 2010:

	Investments at Fair Value as of December 31, 2011
Description	Total	Level 1	Level 2	Level 3

OmniAmerican Bancorp, Inc. common stock	$1,892,018	$1,892,018	$—	$—
Mutual funds:
Bond investments	974,499	974,499	—	—
Stock investments:
Value funds	267,717	267,717	—	—
Blended stock funds	321,306	321,306	—	—
Growth funds	105,439	105,439	—	—
Balanced investments	68,954	68,954	—	—
Pooled separate accounts:
Bond investments	46,963	—	46,963	—
Stock investments:
Value funds	80,162	—	80,162	—
Blended funds	463,930	—	463,930	—
Growth funds	481,593	—	481,593	—
Real estate funds	114,066	—	114,066	—
Balanced investments	2,870,271	—	2,870,271	—
International investments	356,388		356,388	—
Collective investment trust	1,195,533	—	1,195,533	—

Total investments at fair value	$9,238,839	$3,629,933	$5,608,906	$—

There were no significant transfers between Level 1 and Level 2 during 2011.

OmniAmerican Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2011 and 2010

	Investments at Fair Value as of December 31, 2010
Description	Total	Level 1	Level 2	Level 3

OmniAmerican Bancorp, Inc. common stock	$1,315,377	$1,315,377	$—	$—
Mutual funds:
Bond investments	1,144,424	1,144,424	—	—
Stock investments:
Value funds	312,995	312,995	—	—
Blended stock funds	917,690	917,690	—	—
Growth funds	578,734	578,734	—	—
Balanced investments	72,378	72,378	—	—
International investments	440,763	440,763	—	—
Pooled separate accounts:
Stock investments:
Value funds	137,373	—	137,373	—
Blended funds	19,679	—	19,679	—
Real estate funds	90,359	—	90,359	—
Balanced investments	2,280,824	—	2,280,824	—
Collective investment trust	1,320,483	—	1,320,483	—

Total investments at fair value	$8,631,079	$4,782,361	$3,848,718	$—

There were no significant transfers between Level 1 and Level 2 during 2010.

Note 5. Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 6. Income Tax Status

The Plan obtained its latest determination letter dated April 9, 2002, in which the Internal Revenue Service (“IRS”) stated that it was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. An application for a new determination letter was made on January 9, 2010 and the IRS has acknowledged receipt of the application on February 23, 2010. The IRS is currently assigning applications that were filed in 2010 and the Bank expects to have a response in 2012.

OmniAmerican Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 7. Party-In-Interest Transactions

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer and certain others. The Plan holds units of pooled separate accounts managed by Principal Life Insurance Company and a stable value fund issued by Union Bond and Trust. Both Principal Life Insurance Company and Union Bond and Trust are affiliates of Principal Financial Group. Principal Trust Company, also an affiliate of Principal Financial Group, was the custodian and third party administrator of the Plan and, therefore, these investments qualify as party-in-interest investments. The Plan also holds 120,511 shares of the OmniAmerican Bancorp, Inc. common stock (Note 4). Notes receivables from participants also reflect party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Some administrative expenses of the Plan are paid directly by the Company.

Note 8. Risks and Uncertainties

The Plan may invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for Plan benefits.

Note 9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011 and 2010:

	2011	2010
Net assets available for benefits per the financial statements	$9,478,915	$8,831,134
Excess of fair value over contract value of Plan’s investment in stable value fund	27,166	26,430

Net assets per the Form 5500	$9,506,081	$8,857,564

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011:

Changes in net assets available for benefits per the financial statements	$647,781
Change in excess of fair value over contract value of Plan’s investment in stable value fund	736

Net income per the Form 5500	$648,517

Supplemental Schedule

OmniAmerican Bank 401(k) Profit Sharing Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2011
EIN: 75-0983479
PN: 002

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Fair Value
	Common stock:
*	OmniAmerican Bancorp, Inc.	Common Stock	**	$1,892,018

	Collective trust:
*	Union Bond & Trust Co.	Principal Stable Value Fund	**	1,195,533

	Pooled separate accounts:
*	Principal Life Insurance Company	Principal LifeTime 2010 Account	**	36,826
*	Principal Life Insurance Company	Principal LifeTime 2020 Account	**	814,155
*	Principal Life Insurance Company	Principal LifeTime 2030 Account	**	691,153
*	Principal Life Insurance Company	Principal LifeTime 2040 Account	**	798,400
*	Principal Life Insurance Company	Principal LifeTime 2050 Account	**	438,217
*	Principal Life Insurance Company	Principal LifeTime Strategic Income Account	**	91,520
*	Principal Life Insurance Company	Principal Bond and Mortgage Account	**	46,963
*	Principal Life Insurance Company	Principal Large Cap S&P 500 Index	**	463,930
*	Principal Life Insurance Company	Principal Real Estate Account	**	114,066
*	Principal Life Insurance Company	Principal Small Cap Value Account	**	80,162
*	Principal Life Insurance Company	Principal Diversified International Account	**	356,388
*	Principal Life Insurance Company	T. Rowe Price Large Cap Growth Account	**	481,593
		Subtotal		4,413,373
	Mutual funds:
	American Funds Service Co.	American Funds Income Fund of America	**	68,954
	Franklin Templeton Investments	Franklin Strategic Income Fund	**	974,499
	ABN AMRO	ABN AMRO TAMRO Small Cap Fund	**	118,005
	American Century Investments	American Century Equity Fund	**	267,717
	Fidelity Investments	Fidelity Leveraged Company Stock Fund	**	203,301
	Eagle Financial Services	Eagle Mid Cap Growth Fund	**	105,439
		Subtotal		1,737,915

*	Participants	Loans to participants with interest rates from 4.25% to 8.25%	**	267,242

		Total assets held for investment purposes		$9,506,081

	* Party-in-interest to the Plan. ** Investments are participant directed, therefore, historical cost is not required

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned here unto duly authorized.

OmniAmerican Bank
401(k) Profit Sharing Plan

Date: June 27, 2012	By:	/s/ Stacy Rapier
Stacy Rapier
Senior Vice President

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of Crowe Horwath LLP